UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Blink Charging Co.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

09354A100

(CUSIP Number)

December 29, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 09354A100

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wolverine Flagship Fund Trading Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
OO

 *The Series C Preferred Stock may not be converted, to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion. The securities reported in (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series C Preferred Stock, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 09354A100

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
IA

*The Series C Preferred Stock may not be converted, to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion. The securities reported in (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series C Preferred Stock, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 09354A100

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
HC

*The Series C Preferred Stock may not be converted, to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion. The securities reported in (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series C Preferred Stock, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 09354A100

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
CO/HC

*The Series C Preferred Stock may not be converted, to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion. The securities reported in (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series C Preferred Stock, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 09354A100

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
IN/HC

*The Series C Preferred Stock may not be converted, to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion. The securities reported in (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series C Preferred Stock, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 09354A100

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
112,656 shares of common stock Series C Preferred Stock convertible into 1,087,714 shares of common stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99%* (see Item 4)

12	TYPE OF REPORTING PERSON
IN/HC

*The Series C Preferred Stock may not be converted, to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion. The securities reported in (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series C Preferred Stock, and do not give effect to the foregoing limitations. Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 09354A100

ITEM 1(a).	NAME OF ISSUER:

Blink Charging Co.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1691 Michigan Avenue, Suite 601
Miami Beach, Florida 33139

ITEM 2(a).	NAME OF PERSON FILING:

Wolverine Flagship Fund Trading Limited
Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Wolverine Asset Management, LLC
175 West Jackson Blvd., Suite 340
Chicago, IL 60604

ITEM 2(c).	CITIZENSHIP:

Wolverine Flagship Fund Trading Limited – Cayman Islands
Wolverine Asset Management, LLC – Illinois
Wolverine Holdings, L.P. – Illinois
Wolverine Trading Partners, Inc. – Illinois
Christopher L. Gust – US Citizen
Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER:

09354A100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Wolverine Flagship Fund Trading Limited (the “Fund”) beneficially owns 112,656 shares of the common stock of the Issuer and 1,087,714 shares of common stock of the Issuer receivable upon conversion of the Series C Preferred Stock (the “Preferred Stock”).

The Preferred Stock may not be exercised to the extent that the holder and its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion.

Wolverine Asset Management, LLC (“WAM”) is the investment manager of the Fund and has voting and dispositive power over the securities described above. The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings. Each of Mr. Bellick, Mr. Gust, WTP, Wolverine Holdings and WAM disclaims beneficial ownership of the securities covered by this Schedule 13G.

(b)	Percent of class:

9.99%

As of the date of this filing, each of WAM, Wolverine Holdings, WTP, Mr. Bellick and Mr. Gust may be deemed to be the beneficial owner of 7.7% of the Issuer’s outstanding shares of common stock, which percentage was calculated by dividing (i) the sum of (a) 112,656 shares of common stock of the Issuer, plus (b) 1,087,714 shares of common stock receivable upon conversion of the Preferred Stock by (ii) the sum of (a) 5,523,673 shares of common stock outstanding as of November 16, 2017, as reported in the Issuer’s quarterly Form 10-Q filed on November 20, 2017, plus (a) 1,087,714 shares of common stock receivable upon conversion of the Preferred Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust have shared power to vote or direct the vote of (i) 112,656 shares of the common stock of the Issuer and (ii) 1,087,714 shares of the common stock of the Issuer upon conversion of the Preferred Stock.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust have shared power to dispose or to direct the disposition of (i) 112,656 shares of the common stock of the Issuer and (ii) 1,087,714 shares of the common stock of the Issuer upon conversion of the Preferred Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2018

Wolverine Flagship Fund Trading Limited

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Director
Name/Title

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).